UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                      American Mobile Satellite Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02755R 10 3
              ----------------------------------------------------
                                 (CUSIP Number)

    Ms. Chan Su Shan, Company Secretary, Singapore Telecommunications Limited
       31 Exeter Road, Comcentre, Singapore 239732, Republic of Singapore
                             (011) (65) 838-2201 */
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*/ With a copy to: Richard S. Elliott, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1615 L Street, N.W., Suite 1300, Washington, DC 20036, (202) 223-7324.

                                  SCHEDULE 13D


CUSIP NO. 02755R 10 3                                          PAGE 2 OF   PAGES
          -----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Singapore Telecommunications Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Singapore

                            7         SOLE VOTING POWER

           NUMBER OF                  4,367,927 shares
            SHARES
      BENEFICIALLY OWNED    8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                    0 shares
             WITH
                            9         SOLE DISPOSITIVE POWER

                                      4,367,927 shares

                            10        SHARED DISPOSITIVE POWER

                                      0 shares

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,367,927 shares

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.9%

14        TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D


CUSIP NO. 02755R 10 3                                          PAGE 3 OF   PAGES
          -----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Temasek Holdings (Private) Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Singapore

                            7         SOLE VOTING POWER

           NUMBER OF                  0 shares
            SHARES
      BENEFICIALLY OWNED    8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                    4,367,927 shares
             WITH
                            9         SOLE DISPOSITIVE POWER

                                      0 shares

                            10        SHARED DISPOSITIVE POWER

                                      4,367,927 shares

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,367,927 shares

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.9%

14        TYPE OF REPORTING PERSON

          HC

                             AMENDED SCHEDULE 13D 1/


Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is amended and restated in its entirety as follows:

         Prior to November 1992, all of Singapore Telecom's holdings of Common Stock were held indirectly through Mtel Space Technologies, L.P. ("Mtel L.P."), a Delaware partnership in which Singapore Telecom's legal predecessor was a limited partner until November 1992. 2/ The sole assets of Mtel L.P. were shares of Common Stock. Singapore Telecom provided funds to Mtel L.P. both by purchasing limited partnership units in Mtel L.P. ("Mtel LPUs") and by purchasing convertible debentures issued by Mtel L.P. (the "Mtel Convertible Debentures"). The Mtel Convertible Debentures were, subject to certain conditions, convertible into Mtel LPUs which, upon conversion, were to be redeemed immediately for shares of Common Stock held of record by Mtel L.P.

         At the time Mtel L.P. was restructured in November 1992, Singapore Telecom had contributed $6,667,000 to Mtel L.P. through the purchase of Mtel LPUs and had loaned Mtel L.P. $24,266,355 through the purchase of Mtel Convertible Debentures. All such funds came from the working capital of Singapore Telecom.

         As part of the Mtel L.P. restructuring, all Mtel LPUs held by Singapore Telecom were redeemed for shares of Common Stock, and a portion of the Mtel Convertible Debentures held by Singapore Telecom were converted. After the restructuring, Singapore Telecom held directly 467,810 shares of Common Stock (equivalent to 1,116,363 shares of Common Stock after the December 1993 stock split by the Issuer). In addition, Singapore Telecom continued to hold $14,660,015 principal amount of Mtel Convertible Debentures that, upon conversion into Mtel LPUs, were to be redeemed immediately by Mtel L.P. for 318,841 shares (760,869 post-split shares) of Common Stock held of record by Mtel L.P.

         On December 20, 1993, Singapore Telecom engaged in the transactions that required the filing of an initial

---------
         1/ Amending the Amended and Restated Schedule 13D dated December 28, 1995.

         2/ In April 1992, pursuant to the Telecommunication Authority of Singapore Act 1992, Singapore Telecom became the successor in interest to telecommunications businesses owned by the Telecommunication Authority of Singapore (which continues to exercise regulatory oversight over those businesses). Unless otherwise indicated by the context, "Singapore Telecom" will be used to refer both to Singapore Telecommunications Limited and to its legal predecessor.

statement on Schedule 13D. On that date, Singapore Telecom purchased from the issuer 911,854 shares of Common Stock for a cash purchase price of $18 million. The funds used to make this purchase came from the working capital of Singapore Telecom.

         On that same date, 1,317,460 shares were issued to Singapore Telecom by the Issuer upon conversion by Singapore Telecom of $27,666,667 principal amount of subordinated convertible notes previously issued by the Issuer to Singapore Telecom. The Singapore Telecom funds loaned to the Issuer in connection with such convertible notes ($20 million in August 1992 and $7,666,667 in October
1993) came from the working capital of Singapore Telecom.

         In December 1995, Singapore Telecom delivered to Mtel L.P. a notice of conversion with respect to the remaining Mtel Convertible Debentures. Upon conversion, Singapore Telecom received 8,451.71 Mtel LPUs that, as noted above, were to be redeemed immediately by Mtel L.P. in exchange for 760,869 shares of Common Stock held of record by Mtel L.P. On December 27, 1995, Mtel L.P. redeemed the 8,451.71 Mtel LPUs and directed the Issuer to transfer the 760,869 shares of Common Stock to Singapore Telecom (effective as of that date).

         On July 1, 1996, upon the closing of a set of agreements providing long-term bank financing for the Issuer's subsidiary, Singapore Telecom received a warrant from the Issuer entitling it, through June 28, 2001, to purchase 625,000 shares of Common Stock at an exercise price of $24 per share (the "Original Warrant"). The Original Warrant was received as part of the consideration for Singapore Telecom's guaranty of up to $25 million in principal amount of such long-term financing. The number of shares of Common Stock for which the Original Warrant could be exercised was limited to the extent that certain financial performance tests restricted the ability of the Issuer's subsidiary to borrow under the long-term financing arrangements. As of July 1, 1996, the Original Warrant was exercisable for only 406,250 shares of Common Stock.

         On March 27, 1997, Singapore Telecom and the other guarantors of the long-term financing agreed to eliminate these financial performance tests that restricted the borrowing ability of the Issuer's subsidiary. As part of this agreement, Singapore Telecom's warrant was amended (the "Amended Warrant") so as to entitle the holder to purchase 687,500 shares of Common Stock at an exercise price of $13 per share. The Amended Warrant was exercisable in full as of March 27, 1997.

         On March 31, 1998, as part of the consideration for Singapore Telecom's guaranty of up to $25 million in principal amount of restructured long-term financing extended to the Issuer and the Issuer's subsidiary by lending institutions, (a) the Amended Warrant was further amended so as to change the exercise price to $12.51 per share and the expiration date to March 31, 2005, and (b) Singapore Telecom received another warrant from the Issuer entitling it, through March 31, 2005, to purchase 125,000 shares of Common Stock at an exercise price of $12.51 per share ("Warrant No. 2"). Both the Amended Warrant and Warrant No. 2 were exercisable in full as of March 31, 1998.

         On March 29, 1999, Singapore Telecom and the other guarantors of the restructured long-term financing agreed to eliminate certain financial covenants applicable to the Issuer and the Issuer's subsidiary. As part of the consideration for the elimination of the financial covenants, the Amended Warrant and Warrant No. 2 were each amended on April 1, 1999 so as to change the exercise price to $7.50 per share.

         In early August 1999, as the result of a public stock offering by the Issuer that triggered anti-dilution provisions in the Amended Warrant and Warrant No. 2, the number of shares of Common Stock for which the Amended Warrant and Warrant No. 2 could be exercised was increased slightly, and the exercise price under each warrant was decreased slightly. As a result of this adjustment, the aggregate number of warrant shares covered by the Amended Warrant and Warrant No. 2 was changed to 828,281, and the exercise price was changed to $7.3571 per share.

Item 5. Interest in Securities of the Issuer

         Item 5 is amended and restated in its entirety as follows:

(a) Singapore Telecom owns beneficially 4,367,927 shares of Common Stock. Of this amount, 3,539,646 shares of Common Stock are owned of record by Singapore Telecom, and 828,281 shares of Common Stock could be obtained by Singapore Telecom upon exercise in full of the Amended Warrant and Warrant No. 2. As noted in Item 2 above, Singapore Telecom is approximately 80% owned by Temasek. The filing of this Statement should not, however, be construed as an admission that Temasek is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the Common Stock beneficially owned by Singapore Telecom.

         Based upon the information supplied by the Issuer, the 4,367,927 shares of Common Stock beneficially owned by Singapore Telecom constitute approximately 8.9% of the Common Stock outstanding as of September 30, 1999. 3/

---------
         3/ For the purpose of computing this percentage, the Amended Warrant and Warrant No. 2 were
                                                                  (continued...)

         To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II beneficially own or have the right to acquire shares of Common Stock.

         The Reporting Persons may be deemed to comprise a group (within the meaning of Section 13(d)(3) of the Act) with the following entities by virtue of certain agreements described in Item 6 below: (1) Hughes Electronics Corporation ("Hughes Electronics") and Hughes Communications Satellite Services, Inc. ("Hughes" and, together with Hughes Electronics, the "Hughes Entities"), an indirect wholly-owned subsidiary of Hughes Electronics; and (2) Space Technologies Investments, Inc. ("Investments") and the following affiliates of
Investments: Transit Communications, Inc., and Satellite Communications Investments Corporation (collectively with Investments, the "AT&T Entities"). 4/

         The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by the Hughes Entities and the AT&T Entities, and the filing of this statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that either of them is, for purposes of
Section 13(d) of the Act, the beneficial owner of any of the shares of Common Stock held by the Hughes Entities or the AT&T Entities.

         Based upon information supplied by the Issuer, the Reporting Persons believe that the Hughes Entities and the AT&T Entities beneficially own the number of shares of Common Stock set forth in the table below as of September 30, 1999, constituting in each case that percentage of the outstanding Common Stock set forth in the table:

---------
         3/    (continued...)
               deemed to be exercised in full and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

         4/ Prior to the conversion of the remaining Mtel Convertible Debentures in December 1995, and the resulting transfer of the 760,869 shares of Common Stock from Mtel L.P. to Singapore Telecom, the following entities might also have been deemed to be part of such group: Mtel L.P., Mtel Space Technologies Corporation ("Mtel Corp.") (Mtel L.P.'s general partner), and Mtel Technologies, Inc. ("Mtel Corp. Affiliate") (Mtel L.P.'s limited partner) (collectively, the "Mtel Group").

Name of Beneficial Owner                Number of Shares             Percentage
------------------------                ----------------             ----------

Hughes Communications
  Satellite Services, Inc. 5/              6,692,108                     --

Hughes Electronics Corporation 6/          4,969,688                     --

     Hughes Entities as a Group           11,661,796                   21.8 7/

--------------------------------------------------------------------------------

Space Technologies Investments, Inc.       1,206,192                     --

Transit Communications, Inc.                 681,818                     --

Satellite Communications Investments
Corporation                                1,113,135                     --

     AT&T Entities as a Group              3,001,145                    6.2

(b) Singapore Telecom has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it, subject to the effect of the agreements referred to in
Item 6. As noted in Item 2 above, Singapore Telecom is approximately 80% owned by Temasek. The filing of this statement should not, however, be construed as an admission that Temasek is, for purposes of Section 13(d) of

---------
         5/ Includes 25,486 shares of Common Stock issuable to Hughes upon the exercise of certain warrants previously issued by the Issuer. These warrants are exercisable through January 19, 2001 at an exercise price of $.01 per share.

         6/ Consists of 4,205,121 shares of Common Stock issuable upon the exercise of a warrant that Hughes Electronics received as part of the consideration for a guaranty that it provided in connection with long-term bank financing for the Issuer's subsidiary, and 764,567 shares of Common Stock issuable upon the exercise of another warrant that Hughes Electronics received as part of the consideration for a guaranty that it provided in connection with the restructuring of the long-term financing. Each warrant is exercisable through March 31, 2005 at an exercise price of $7.3571 per share.

         7/ For the purpose of computing this percentage, warrants held by the Hughes Entities were deemed to be exercised in full and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

the Act, the beneficial owner of any of the Common Stock beneficially owned by Singapore Telecom.

(c) During the past 60 days, Singapore Telecom has engaged in certain open market sales of Common Stock, which, in the aggregate, amount to approximately 1% of the shares of Common Stock outstanding as of September 30, 1999 (based on information supplied by the Issuer). Those sales were as follows:

   Date of Transaction          Number of Shares       Average Price Per Share
   -------------------          ----------------       -----------------------
        10/01/99                       1,300                   $17.39
        10/04/99                     190,900                   $15.29
        10/05/99                      17,500                   $14.51
        10/06/99                      41,000                   $14.01
        10/08/99                      97,200                   $13.31
        10/11/99                      50,000                   $13.02
        10/12/99                      49,500                   $13.69
        10/13/99                      37,200                   $13.75

         The Reporting Persons are not aware of any transactions in shares of Common Stock that were effectuated during the past 60 days by the Hughes Entities or the AT&T Entities, or by any of the persons listed in Schedule I or II.

(d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 7.  Material to be Filed as Exhibits

         Exhibit I in Item 7 is amended as follows:

Exhibit I -- Joint Filing Agreement dated October 22, 1999

                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    SINGAPORE TELECOMMUNICATIONS LIMITED


                                    By: /s/ Hoh Wing Chee
                                        -----------------
                                        Name:  Hoh Wing Chee
                                        Title: VP (International Network)

Dated:  October 22, 1999

                                    TEMASEK HOLDINGS (PRIVATE) LIMITED


                                    By: /s/ Ong Wen Wendy (Ms.)
                                        -----------------------
                                        Name:  Ong Wen Wendy (Ms.)
                                        Title: Vice President/
                                               Company Secretary

Dated:  October 22, 1999

                                  EXHIBIT INDEX

              Exhibit I in the Exhibit Index is amended as follows:


Exhibit I     Joint Filing Agreement dated October 22, 1999

                               SCHEDULES I AND II

                                   SCHEDULE I

                      SINGAPORE TELECOMMUNICATIONS LIMITED
                         DIRECTORS & EXECUTIVE OFFICERS

                                                                                  Present Principal
Name                      Position                     Business Address           Occupation/Employment                 Citizenship
----                      --------                     ----------------           ---------------------                 -----------
Mr. Koh Boon Hwee         Board Member                 Singapore Telecom          Executive Chairman                    Singapore
                          Chairman                     31 Exeter Road             Wuthelam Holdings Pte Ltd.
                                                       Comcentre                  1 Kim Seng Promenade
                                                       Singapore 239732           #10-06
                                                                                  Great World City East Tower
                                                                                  Singapore 237994

Mr. Wong Hung Khim        Board Member                 Singapore Telecom          Chairman                              Singapore
                          Deputy Chairman              31 Exeter Road             DelGro Corporation Limited
                                                       Comcentre                  205 Braddell Road
                                                       Singapore 239732           Singapore 579701

BG Lee Hsien Yang         Board Member                 Singapore Telecom          President & CEO                       Singapore
                          President & CEO              31 Exeter Road             Singapore Telecom
                                                       Comcentre                  31 Exeter Road
                                                       Singapore 239732           Comcentre
                                                                                  Singapore 239732

Mr. Lim Ho Kee            Board Member                 Singapore Telecom          Director                              Singapore
                                                       31 Exeter Road             Cypress Woods Pte Ltd.
                                                       Comcentre                  80 Raffles Place
                                                       Singapore 239732           #24-21 UOB Plaza 2
                                                                                  Singapore 048624

                                                                                  Present Principal
Name                      Position                     Business Address           Occupation/Employment                 Citizenship
----                      --------                     ----------------           ---------------------                 -----------
Mr. Quek Poh Huat         Board Member                 Singapore Telecom          President                             Singapore
                                                       31 Exeter Road             Temasek Holdings (Private)
                                                       Comcentre                  Limited
                                                       Singapore 239732           8 Shenton Way #38-03
                                                                                  Temasek Tower
                                                                                  Singapore 068811

MG Lim Chuan Poh          Board Member                 Singapore Telecom          Chief of Army                         Singapore
                                                       31 Exeter Road             Ministry of Defence
                                                       Comcentre                  303 Gombak Drive
                                                       Singapore 239732           #04-10
                                                                                  Singapore 669645

Mr. Jaspal Singh          Board Member                 Singapore Telecom          Deputy Secretary                      Singapore
                                                       31 Exeter Road             Ministry of Communications
                                                       Comcentre                  460 Alexandra Road
                                                       Singapore 239732           #39-00 PSA Building
                                                                                  Singapore 119963

Mr. Keith Tay Ah Kee      Board Member                 Singapore Telecom          Director and Executive Committee      Singapore
                                                       31 Exeter Road             Member of Singapore Reinsurance
                                                       Comcentre                  Corporation Limited
                                                       Singapore 239732           c/o 21 Derbyshire Road #12-23
                                                                                  Singapore 309467

                                                                                  Present Principal
Name                      Position                     Business Address           Occupation/Employment                 Citizenship
----                      --------                     ----------------           ---------------------                 -----------
Mr. Lim Toon              Chief Operating Officer      Singapore Telecom          Chief Operating Officer               Singapore
                                                       31 Exeter Road             Singapore Telecom
                                                       Comcentre                  31 Exeter Road
                                                       Singapore 239732           Comcentre
                                                                                  Singapore 239732

Mr. Lee Shin Koi          Executive Vice President     Singapore Telecom          Executive Vice President              Singapore
                          (Consumer Business)          31 Exeter Road             (Consumer Business)
                                                       Comcentre                  Singapore Telecom
                                                       Singapore 239732           31 Exeter Road
                                                                                  Comcentre
                                                                                  Singapore 239732

Mr. Lim Chuan Poh         Executive Vice President     Singapore Telecom          Executive Vice President              Singapore
                          (Corporate Business)         31 Exeter Road             (Corporate Business)
                                                       Comcentre                  Singapore Telecom
                                                       Singapore 239732           31 Exeter Road
                                                                                  Comcentre
                                                                                  Singapore 239732

Mr. Lim Shyong            Executive Vice President     Singapore Telecom          Executive Vice President              Singapore
                          (Global Business)            31 Exeter Road             (Global Business)
                                                       Comcentre                  Singapore Telecom
                                                       Singapore 239732           31 Exeter Road
                                                                                  Comcentre
                                                                                  Singapore 239732

                                                                                  Present Principal
Name                      Position                     Business Address           Occupation/Employment                 Citizenship
----                      --------                     ----------------           ---------------------                 -----------
Ms. Chua Sock Koong       Chief Financial Officer      Singapore Telecom          Chief Financial Officer               Singapore
                                                       31 Exeter Road             Singapore Telecom
                                                       Comcentre                  31 Exeter Road
                                                       Singapore 239732           Comcentre
                                                                                  Singapore 239732

                                   SCHEDULE II

                       TEMASEK HOLDINGS (PRIVATE) LIMITED
                         DIRECTORS & EXECUTIVE OFFICERS

                                                                                    Present Principal
Name                      Position                   Business Address             Occupation/Employment                 Citizenship
----                      --------                   ----------------             ---------------------                 -----------
Mr. S. Dhanabalan         Chairman                   Temasek Holdings (Private)   Chairman                              Singapore
                                                     Limited                      Development Bank of Singapore Ltd.
                                                     8 Shenton Way #38-03         46th Floor, DBS Building Tower One
                                                     Temasek Tower                Singapore 068809
                                                     Singapore 068811

Mr. Kwa Chong Seng        Deputy Chairman            Temasek Holdings (Private)   Chairman/Managing Director            Singapore
                                                     Limited                      Esso Singapore Pte Ltd.
                                                     8 Shenton Way #38-03         1 Raffles Place
                                                     Temasek Tower                OUB Centre 38th Floor
                                                     Singapore 068811             Singapore 048616

Mr. Lim Siong Guan        Deputy Chairman            Temasek Holdings (Private)   Permanent Secretary                   Singapore
                                                     Limited                      Ministry of Finance
                                                     8 Shenton Way #38-03         100 High Street #10-01
                                                     Temasek Tower                The Treasury
                                                     Singapore 068811             Singapore 179434

                                                                                    Present Principal
Name                      Position                   Business Address             Occupation/Employment                 Citizenship
----                      --------                   ----------------             ---------------------                 -----------
Mr. Ngiam Tong Dow        Director                   Temasek Holdings (Private)   Chairman                              Singapore
                                                     Limited                      Housing Development Board
                                                     8 Shenton Way #38-03         3451 Jalan Bukit Merah
                                                     Temasek Tower                HDB Centre 27th Storey Tower A
                                                     Singapore 068811             Singapore 159459

Mr. Fock Siew Wah         Director                   Temasek Holdings (Private)   Chairman                              Singapore
                                                     Limited                      Land Transport Authority
                                                     8 Shenton Way #38-03         460 Alexandra Road
                                                     Temasek Tower                PSA Building #28-00
                                                     Singapore 068811             Singapore 119963

Mr. Koh Boon Hwee         Director                   Temasek Holdings (Private)   Executive Chairman                    Singapore
                                                     Limited                      Wuthelam Holdings Pte Ltd.
                                                     8 Shenton Way #38-03         1 Kim Seng Promenade
                                                     Temasek Tower                #10-06 Great World City East Tower
                                                     Singapore 068811             Singapore 237994

Mr. Kua Hong Pak          Director                   Temasek Holdings (Private)   President & CEO                       Singapore
                                                     Limited                      Times Publishing Group
                                                     8 Shenton Way #38-03         Times Publishing Limited
                                                     Temasek Tower                1 New Industrial Road
                                                     Singapore 068811             Singapore 536196

Mr. Khaw Boon Wan         Director                   Temasek Holdings (Private)   Permanent Secretary                   Singapore
                                                     Limited                      Ministry of Trade and Industry
                                                     8 Shenton Way #38-03         100 High Street #09-01
                                                     Temasek Tower                The Treasury
                                                     Singapore 068811             Singapore 179434

                                                                                    Present Principal
Name                      Position                   Business Address             Occupation/Employment                 Citizenship
----                      --------                   ----------------             ---------------------                 -----------
Mr. Quek Poh Huat         President                  Temasek Holdings (Private)   President                             Singapore
                                                     Limited                      Temasek Holdings (Private) Limited
                                                     8 Shenton Way #38-03         8 Shenton Way #38-03
                                                     Temasek Tower                Temasek Tower
                                                     Singapore 068811             Singapore 068811

Mr. Peter Ong Boon        Executive Vice             Temasek Holdings (Private)   Executive Vice President              Singapore
Kwee                      President                  Limited                      Temasek Holdings (Private) Limited
                                                     8 Shenton Way #38-03         8 Shenton Way #38-03
                                                     Temasek Tower                Temasek Tower
                                                     Singapore 068811             Singapore 068811

Ms. Ong Wen Wendy         Company Secretary/         Temasek Holdings (Private)   Company Secretary/                    Singapore
                          Vice President             Limited                      Vice President
                                                     8 Shenton Way #38-03         Temasek Holdings (Private) Limited
                                                     Temasek Tower                8 Shenton Way #38-03
                                                     Singapore 068811             Temasek Tower
                                                                                  Singapore 068811
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